HOW IT WORKS

KARNE KOREAN STEAKHOUSE

Revenue Sharing Note

IF YOU INVESTED $10,000* IN KARNE KOREAN STEAKHOUSE

Principal: $10,000

This is the amount of your original investment.

Investment Multiple: Up to 1.55x[1]

This is how much the business agrees to pay you back.

Potential Investment Return: $15,500

This is a 1.55x[1] return on your $10,000 investment.

Security: Revenue Sharing Note

Karne Korean Steakhouse agrees to pay investors a percent of their monthly revenue until investors receive the total payment. Monthly payment, if any, may be different every month.

Revenue Sharing Percentage: Up to 8.15%[2]

This is the percentage of Karne Korean Steakhouse's gross revenue that will be paid to investors each month. (Note: This is not in addition to the investment multiple—this is how a business reaches the investment multiple payment)

Maturity: 60 months

This is how long the business has to pay you in full.

Important: Securities are not guaranteed or insured and investors may lose some or all of the principal invested if an issuer cannot make its payments.

*The minimum investment amount allowed for this offering is $100.

[1] Early Payment Provision: If the Issuer is prepaying the Total Payment in full at least 24 months prior to Maturity, the Investment Multiple will be 1.4x. If the Issuer is prepaying the Total Payment in full at least 36 months prior to Maturity, the Investment Multiple will be 1.25x.

[2] If the final offering amount raised is less than or equal to $500,000, then 4.0% of monthly gross revenue will be shared. If the Offering Amount is greater than $500,000 and less than or equal to $750,000, Revenue Share Percentage means 6.15%. If the final offering amount raised is greater than $750,000, then 8.15% of monthly gross revenue will be shared.

HOW PAYMENTS WORK

KARNE KOREAN STEAKHOUSE MAKES MONTHLY PAYMENTS TO ITS INVESTORS

These payments will be a percentage of gross revenues, meaning that payments to investors are calculated first, before business expenses are deducted.

AS AN INVESTOR, YOU RECEIVE A PERCENTAGE OF THE TOTAL MONTHLY PAYMENT

Your individual payment is based on how much of the total investment your principal represents.

PAYMENTS WILL END WHEN THE BUSINESS PAYS BACK YOUR TOTAL INVESTMENT MULTIPLE

If you have not been paid $15,500 by the maturity date of 60 months, then the business contractually owes you $15,500 or risks default.

EXAMPLE

Suppose that Karne Korean Steakhouse raised the minimum amount of $250,000 –

Your $10,000 investment would represent 4% of the total funds raised, entitling you to receive 4% of the total payment that Karne Korean Steakhouse makes to all investors each month, which in this scenario is 4.0% of gross revenues.

YOUR SHARE


4%
$10,000 investment
$250,000 raised

LET'S SAY THAT KARNE KOREAN STEAKHOUSE HAS THE FOLLOWING HYPOTHETICAL REVENUES

Month	Gross Revenues	Revenue Sharing %[1]	Payment to All Investors[2]	Your share of all investments	Payment to you
1	$0	x 4% =	$0	x 4% =	$0
2	$200,000	x 4% =	$8,000	x 4% =	$320
3	$300,000	x 4% =	$12,000	x 4% =	$480
4	$250,000	x 4% =	$10,000	x 4% =	$400
60					**$15,500**[3] **Total payment to you**

[1] Per the investment terms, if the final offering amount raised is less than or equal to $500,000, then 4.0% of monthly gross revenue will be shared. If the Offering Amount is greater than $500,000 and less than or equal to $750,000, Revenue Share Percentage means 6.15%. If the final offering amount raised is greater than $750,000, then 8.15% of monthly gross revenue will be shared.

[2] This represents the total payment made to all investors, not individual investors.

[3] Per the Early Payment Provision, if the Total Payment is made by month 24, the reduced investment multiple of 1.4x would result in a Total Payment to you of $14,000. If the Total Payment is made by month 36, the reduced investment multiple of 1.25x would result in a Total Payment to you of $12,500.

Disclaimer: This example is for illustrative purposes only and does not reflect an actual deal or performance. The terms of each deal differ. The total payments above do not take into account service fees retained by NextSeed from each payment made to investors. The exact length of time that it will take a business to pay each investor in full cannot be known in advance. Payments are not guaranteed or insured and investors may lose some or all of the principal invested if the business cannot make its payments. There are currently no opportunities to exit or resale NextSeed investments. After an offering has closed, your investment is committed to the business.